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                                   Filed by Apex Inc.
                                   Pursuant to Rule 425 Under the Securities Act
                                      of 1933
                                   And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Exchange Act of 1934
                                   Subject Companies: Cybex Computer Products
                                      Corporation (Commission File No. 000-
                                      26496); and Aegean Sea Inc. (no
                                      Commission File No.)

March 14, 2000

Dear Valued Customer;

The recently announced merger between Apex and Cybex will offer exciting new products, services, and opportunities for the customers and employees of both companies. We understand that customers may be concerned about future product compatibility and support for the server management solutions that we provide today.

In our ten-year history, it has been a hallmark of Apex to bridge generations of new server management technologies, ensuring forward and backward compatibility and continuity to protecting the investments of our customers. Apex will not abandon this trademark of customer commitment.

Apex customers have our commitment that we will continue to develop the latest technology and highest quality products available. Be assured that, as your technology partner, we will continue to provide you with products that are scalable from the desktop to the enterprise data center.

Attached is a statement that the United States Securities and Exchange Commission requires us to include with this letter.

Sincerely,


Kevin J. Hafer
Chairman, CEO, and President


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APEX, ITS OFFICERS AND DIRECTORS AND THE NEW PARENT COMPANY IN THE PROPOSED
MERGER MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM APEX'S SHAREHOLDERS OR THOSE OF CYBEX WITH RESPECT TO THE TRANSACTIONS DESCRIBED ABOVE. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN APEX'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMER 31, 1998. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV AND FROM THE APEX CONTACT LISTED BELOW.

CYBEX, ITS OFFICERS AND DIRECTORS AND THE NEW PARENT COMPANY IN THE PROPOSED MERGER MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM CYBEX'S SHAREHOLDERS OR THOSE OF APEX WITH RESPECT TO THE TRANSACTIONS DESCRIBED ABOVE. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN CYBEX'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 1999. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT WWW.SEC.GOV AND FROM THE CYBEX CONTACT LISTED BELOW.

SHAREHOLDERS OF APEX AND CYBEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY THE NEW PARENT COMPANY IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV .